David M. Doney
Akerman Senterfitt
401 E. Jackson Street
Suite 1700
Tampa, FL 33602-5250
Tel: 813.223.7333
Fax: 813.223.2837
Dir: 813.209.5070
Dir Fax: 813.218.5404
david.doney@akerman.com

June 8, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block, Attorney-Advisor

Re:	Odyssey Marine Exploration, Inc.

Registration Statement on Form S-3 (the “Registration Statement”)

Filed May 10, 2012

File No.: 333-181310

Dear Ms. Block:

This letter is being provided on behalf of Odyssey Marine Exploration, Inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated June 1, 2012 (the “Comment Letter”), to Michael J. Holmes, the Company’s Chief Financial Officer, with respect to the Registration Statement.

Set forth below in bold are the comments from the Comment Letter, followed in each case by the Company’s response. The Company is filing Amendment No. 1 (the “Amendment”) to the Registration Statement concurrently herewith.

About Odyssey Marine Exploration, page 1

1.	In one of the opening paragraphs, please disclose your revenue and net loss for the most recent audited period and interim stub period. This will provide a financial snapshot of your company.

In response to the Staff’s comment, disclosure regarding the Company’s revenue and net loss for the most recent audited period and interim period has been included after the first paragraph on page 1 of the prospectus contained in the Amendment (the “Amended Prospectus”).

akerman.com

BOCA RATON     DALLAS     DENVER     FORT LAUDERDALE     JACKSONVILLE     LAS VEGAS     LOS ANGELES     MADISON     MIAMI     NAPLES     NEW YORK     ORLANDO     PALM BEACH     SALT LAKE CITY     TALLAHASSEE     TAMPA     TYSONS CORNER     WASHINGTON, D.C.     WEST PALM BEACH

Securities and Exchange Commission

Division of Corporation Finance

June 8, 2012

Page -2-

2.	Please provide us with an analysis addressing why Capital Ventures International, the selling shareholder in this offering, should not be considered a statutory underwriter.

Based upon the factors set forth in the Staff’s interpretive guidance in Compliance and Disclosure Interpretation 612.09 promulgated pursuant to the Securities Act of 1933, as amended, the Company respectfully submits that the totality of circumstances demonstrate that Capital Ventures International (the “Selling Stockholder”) is not acting as an underwriter or conduit for the Company of the shares covered by the Registration Statement. Therefore, the Company respectfully submits that the Selling Stockholder should not be considered to be a statutory underwriter.

The Length of Time the Securities Have Been Held. The shares of common stock to which the Registration Statement relates are issuable upon conversion of (a) a senior convertible note (the “Initial Note”) that the Selling Stockholder purchased on November 9, 2011, (b) a warrant (the “Warrant”) that the Selling Stockholder purchased on November 9, 2011, and (c) a senior convertible note (the “Additional Note” and, together with the Initial Note and the Warrants, the “Securities”) that the Selling Stockholder purchased on May 10, 2012. Under the terms of the Securities Purchase Agreement dated November 8, 2011 (the “Purchase Agreement”), between the Company and the Selling Stockholder pursuant to which the Securities were issued and sold, the Company had the right to require the Selling Stockholder to purchase the Additional Note, subject to the satisfaction of certain conditions. The Registration Statement was filed with the Commission on May 10, 2012. Therefore, the Selling Stockholder made its investment decision with respect to the Securities at least six months before the filing of the Registration Statement and has borne the investment risk during that period. By its terms, the Warrant was not exercisable until six months after the date of its issuance. By its terms, the Additional Note is not exercisable until six months after the date of its issuance. Based upon the foregoing, the Selling Stockholder has been or will be subject to investment risk with respect to the Securities or the shares of common stock issuable thereunder for a period of at least six months.

The Circumstances Under Which the Securities Were Received. The Securities were issued and sold to the Selling Stockholder, which is an “accredited investor,” in a private placement transaction. The terms of the private placement, including the registration obligations of the Company, resulted from an arms’-length and lengthy negotiation process.

The Selling Stockholder made various representations and warranties to the Company in the Purchase Agreement. The representations and warranties included that the Selling Stockholder (a) was acquiring the Securities (as defined in the Purchase Agreement) for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof; and (b) did not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Securities in violation of applicable securities laws.

The Relationship of the Selling Stockholder to the Issuer. Neither the Selling Stockholder nor any of its affiliates is, or at any time has been, a director, an executive officer, or otherwise an affiliate of the Company. After giving effect to the consummation of the private placement pursuant to the Purchase Agreement, the Selling Stockholder has at all times been the beneficial owner of less than 5.0% of the Company’s common stock. The Selling Stockholder and its affiliates have no material relationship with the Company other than as the owner of the Securities.

Securities and Exchange Commission

Division of Corporation Finance

June 8, 2012

Page -3-

The Amount of Shares Involved. As of June 5, 2012, there were 73,233,909 shares of the Company’s common stock issued and outstanding. The Registration Statement proposes to register the offer and sale by the Selling Stockholder of 8,658,295 shares of common stock issuable upon conversion or exercise of the Securities. Giving effect to the issuance of such shares, such shares would represent 10.6% of the Company’s issued and outstanding shares of common stock. However, the terms of the Securities provide that they are not convertible or exercisable to the extent that the Selling Stockholder or any of its affiliates would beneficially own in excess of 4.99% of the Company’s issued and outstanding shares of common stock. Upon 61 days’ notice to the Company, the Selling Stockholder may increase such percentage to up to 9.99%.

Whether the Selling Stockholder is in the Business of Underwriting Securities. The Company understands that neither the Selling Stockholder nor any of its affiliates is an affiliate of any broker-dealer.

Whether Under All the Circumstances the Seller is Acting as Conduit for the Issuer. The Company will not receive any proceeds in the offering of the shares under the registration statement by the Selling Stockholder (other than the payment of the exercise price that would be received if the Selling Stockholder exercises the Warrant).

In reviewing the totality of the circumstances, including the length of time since the Selling Stockholder first acquired any of the Securities, the investment intent of the Selling Stockholder in such transaction, the arm’s-length nature of the negotiation of the registration rights, and the relative size of the offering to the number of shares outstanding, the Company respectfully submits that the Selling Stockholder is not acting as an underwriter nor as a conduit for the Company, and, therefore, should not be considered to be a statutory underwriter. We believe that the proposed offering by the Selling Stockholder is properly regarded as a secondary offering. This conclusion is consistent with the Commission’s published guidance on this question, including the Commission’s Compliance and Disclosure Interpretation 612.09.

Risk Factors, page 2

3.	Please revise to add a risk factor explaining that the selling shareholder may be able to sell some of its shares at a fifteen percent discount to the recent average market price of your stock and the potential effect this may have on your stock price.

In response to the Staff’s comment, and in accordance with our conversation with Ms. Maldave, a risk factor explaining that the selling shareholder may be able to sell some of its shares at a discount to the market price of the Company’s stock and the potential effect this may have on the Company’s stock price has been added on page 4 of the Amended Prospectus. Because the amount of the discount represented by the conversion price could be other than 15%, depending upon the market price prevailing at the time of determination, the Company believes the broader language added to the Amended Prospectus provides better disclosure to possible investors.

Securities and Exchange Commission

Division of Corporation Finance

June 8, 2012

Page -4-

* * * * *

As requested in the Comment Letter, in the event that the Company requests acceleration of the effective date of the pending Registration Statement, it will furnish a letter, at the time of such request, and will acknowledge that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

AKERMAN SENTERFITT

/s/ David M. Doney

David M. Doney

DMD:ms

cc:	Michael J. Holmes, Chief Financial Officer